UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

China Unicom (Hong Kong) Limited
(Name of Issuer)
Ordinary shares of par value HK$0.10 per share
(Title of Class of Securities)
16945R 10 4
(CUSIP Number)
Lucila Rodríguez Jorge
Telefónica, S.A.
28050 Madrid, Spain
Telephone: (+34) 91 4823734
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 23, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y1505N 10 0

1	NAMES OF REPORTING PERSONS TELEFÓNICA, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

[WC]

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE KINGDOM OF SPAIN

	7	SOLE VOTING POWER

NUMBER OF		[None]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,972,315,708 + such number of shares equivalent to USD 500,000,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		[None]

WITH	10	SHARED DISPOSITIVE POWER

1,972,315,708 + such number of shares equivalent to USD 500,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,972,315,708 + such number of shares equivalent to USD 500,000,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 9.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	Y1505N 10 0

1	NAMES OF REPORTING PERSONS TELEFÓNICA INTERNACIONAL, S.A.U.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

[WC]

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE KINGDOM OF SPAIN

	7	SOLE VOTING POWER

NUMBER OF		[None]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,972,315,708 + such number of shares equivalent to USD 500,000,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		[None]

WITH	10	SHARED DISPOSITIVE POWER

1,972,315,708 + such number of shares equivalent to USD 500,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,972,315,708 + such number of shares equivalent to USD 500,000,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 9.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Includes (a) 1,972,315,708 ordinary shares of China Unicom (Hong Kong) Limited (“China Unicom”) beneficially owned by Telefónica International, S.A.U. as of the date of this Amendment No. 3 to the Schedule 13D and (b) such number of China Unicom ordinary shares for the aggregate consideration of USD 500 million, pursuant to the Enhanced Strategic Alliance Agreement described herein between Telefónica S.A. and China Unicom.
** Following completion of the transaction, Telefónica will own approximately 9.7% of China Unicom’s voting share capital, depending on the prices of the shares at the time the transaction is completed.

SCHEDULE 13D
This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) dated October 24, 2008, as subsequently amended by Amendment No. 1 dated September 17, 2009 and Amendment No. 2 dated October 27, 2009 filed jointly by Telefónica, S.A., a corporation organized under the laws of the Kingdom of Spain (“Telefónica”), and Telefónica Internacional, S.A.U., a wholly-owned subsidiary of Telefónica (“Telefónica Internacional”), with respect to the ordinary shares, HK$0.10 par value per share, of China Unicom (Hong Kong) Limited, a telecommunications company organized under the laws of Hong Kong (“China Unicom”). Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D.
Introduction
On January 23, 2011, Telefónica and China Unicom entered into a strategic alliance agreement (the “Enhanced Strategic Alliance Agreement”) in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas and through which, upon the terms and conditions set out thereof, each party agreed to invest the equivalent of USD 500 million in ordinary shares of the other party in the following manner:
a)
Telefónica will purchase such number of China Unicom shares for the aggregate consideration of USD 500 million through acquisitions from third parties to be completed within the nine-month period following the execution of the aforesaid agreement; and

b)
China Unicom will acquire* 21,827,499 Telefónica shares to be sold by Telefónica at an agreed value of 17.16 Euros per share (being the arithmetic average of the closing price of the Telefónica shares as quoted on the Madrid Stock Exchange for the thirty consecutive trading days ending on January 14, 2011–utilizing an analogous formula as the one used in their initial share exchange agreement dated September 6, 2009-), which represent a value of USD 500 million.

Items, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:
Item 3. Source and Amount of Funds or Other Consideration.
Pursuant to the Enhanced Strategic Alliance Agreement, Telefónica, directly or through any of its Affiliates, will be acquiring such number of ordinary shares of China Unicom for the aggregate consideration of USD 500.000.000, executed at such price(s), at such time(s), in such manner and in such number of transaction(s) as Telefónica may in its absolute discretion determine, provided that the Telefónica acquisition shall be completed within a nine-month period after the date January 23, 2011. Following completion of the transaction, Telefónica will own approximately a 9.7% of China Unicom’s voting share capital, depending on the prices of the shares at the time the transaction is completed. (See Item 6 and Exhibit 3 to this Amendment).

*	The acquisition was completed on January 28, 2011.

Item 4. Purpose of Transaction.
Since signing of Strategic Alliance Agreement in September 2009 Telefónica and China Unicom have made progress in the areas of cooperation. On January 23, 2011, Telefónica and China Unicom entered into the Enhanced Strategic Alliance Agreement in order to enhance their Strategic Alliance, and to deepen the cooperation in procurement, mobile service platforms, service to MNCs, wholesale carriers, roaming technology/R&D, international business development, cooperation and Sharing of Best Practices.
The consummation of the transaction contemplated in the Strategic Alliance Agreement does not affect the validity and enforceability of the Subscription Agreement entered into by Telefónica and China Unicom on 6 September 2009 and the Strategic Alliance Agreement, both of which shall remain in full force and effect.
Item 5. Interest in Securities of the Issuer.
As previously reported, Telefónica Internacional currently is the beneficial owner of 1,972,315,708 ordinary shares of China Unicom, 8.37% of its ordinary share capital. Telefónica, as the parent of Telefónica Internacional, has shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of, such ordinary shares of China Unicom. Pursuant to the Enhanced Strategic Alliance Agreement described below in Item 6, Telefónica agreed to acquire such number of China Unicom ordinary shares for the aggregate consideration of USD 500,000,000, subject to the terms and conditions described therein.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
SUBSCRIPTION AGREEMENT.
The following summary of certain material provisions of the Enhanced Strategic Alliance Agreement with respect to the acquisition of China Unicom shares does not purport to be a full and complete description of such documents and is entirely qualified by reference to the full text of such documents attached as Exhibit 3 to this Amendment.
The Transaction
On January 23, 2011, Telefónica and China Unicom entered into the Enhanced Strategic Alliance Agreement in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas and through which, upon the terms and conditions set out thereof, each party agreed to invest the equivalent of USD 500 million in ordinary shares of the other party in the following manner:
a)
Telefónica will, directly or through any of its Affiliates, purchase such number of China Unicom ordinary shares for the aggregate consideration of USD 500 million executed at such price(s), at such time(s), in such manner and in such number of transaction(s) as Telefónica may in its absolute discretion determine, provided that the Telefónica acquisition shall be completed within a nine-month period after the date January 23, 2011 and,

b)
China Unicom will acquire as soon as practicable after the date of the execution of the Enhanced Strategic Alliance Agreement, on the date agreed by the parties, but in any event no later than on 27 January 2011*, 21,827,499 Telefónica shares to be sold by Telefónica at an agreed value of 17.16 Euros per share (being the arithmetic average of the closing price of the Telefónica shares as quoted on the Madrid Stock Exchange for the thirty consecutive trading days ending immediately preceding (and including) January 14, 2011–utilizing an analogous formula as the one used in their initial share exchange agreement dated September 6, 2009-), which represent a value of USD 500 million.

The China Unicom shares
The number of China Unicom shares to be acquired by Telefónica pursuant the completion of the Enhanced Strategic Alliance Agreement is the equivalent to USD 500 million which assuming the price as of the date of the Enhanced Strategic Alliance Agreement, will amount approximately 9.7% of the voting share capital of China Unicom.
Commitment to appoint China Unicom Nominee Director to the Telefónica Board
To the extent not prohibited under the applicable laws and the by-laws of Telefónica, Telefónica irrevocably undertakes to propose at the next general shareholders’ meeting of Telefónica the appointment of and individual designated by China Unicom as a new director of the Telefónica Board.
This commitment shall be subject to completion of the China Unicom Acquisition and to China Unicom maintaining on the date of appointment of the China Unicom Nominee Director the aggregate number of Telefónica shares held (and acquired) by China Unicom as a result of the China Unicom acquisition and the closing of the Subscription Agreement entered into by Telefónica and China Unicom on 6 September 2009.
Item 7. Material to be Filed as Exhibits.
Exhibit 3:
Enhanced Strategic Alliance Agreement, dated January 23, 2011 between Telefónica, S.A. and China Unicom (Hong Kong) Limited

*	The acquisition was completed on January 28, 2011.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 8, 2011

TELEFÓNICA, S.A.
By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García- Ovies
	Title:	General Secretary and Secretary to the Board of Directors

TELEFÓNICA INTERNACIONAL, S.A.U.
By:	/s/ Cristian Aninat Salas
	Name:	Cristian Aninat Salas
	Title:	General Counsel

Exhibit Index

Exhibit No.

1.	Subscription Agreement, dated September 6, 2009 between Telefónica, S.A. and China Unicom (Hong Kong) Limited.*

2.	Joint Filing Agreement, dated September 24, 2009, between Telefónica, S.A. and China Unicom (Hong Kong) Limited.*

3.	Enhanced Strategic Alliance Agreement , dated January 23, 2011 between Telefónica, S.A. and China Unicom (Hong Kong) Limited.

*	Previously filed.